News Release

Issued on behalf of RELX PLC and RELX NV

7 March 2017

Publication of Annual Reports and Financial Statements 2016 and
Notices of 2017 Annual General Meetings

RELX PLC and RELX NV have today published the following documents on the Group’s website www.relx.com.

•	Annual Reports and Financial Statements 2016 for RELX PLC and RELX NV (the “2016 Annual Report”);

-	RELX NV Corporate Governance Statement 2016;
-	Agenda with explanatory notes for the RELX NV 2017 Annual General Meeting

(the “NV 2017 AGM Agenda”) to be held in Amsterdam on 19 April 2017;

•	Notice of the RELX PLC 2017 Annual General Meeting (the “PLC 2017 AGM Notice”) to be held in London on 20 April 2017; and

•	Corporate Responsibility Report 2016.

The 2016 Annual Report and the RELX NV Corporate Governance Statement 2016 have been submitted by RELX NV to the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten). The 2016 Annual Report and the PLC 2017 AGM Notice have been submitted by RELX PLC to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do.

The Annual Report 2016 on Form 20-F will be filed with the United States Securities and Exchange Commission and will also be published on the RELX Group website later today.

Copies of the 2016 Annual Report are expected to be posted to shareholders in RELX PLC on

20 March 2017.

After the respective publication dates, hard copies of the aforementioned documents may be obtained, free of charge, on request from the registered offices noted below.

RELX PLC	RELX NV
1-3 Strand	Radarweg 29
London	1043 NX Amsterdam
WC2N 5JR	The Netherlands
PLC.secretariat@relx.com	NV.secretariat@relx.com

The total number of voting rights in RELX PLC’s issued share capital (exclusive of shares held in treasury) is currently 1,080,069,017. The total number of voting rights in RELX NV’s issued share capital (exclusive of shares held in treasury) is currently 962,839,729.

Directors’ Responsibility Statement

Additional information required to be made available by RELX PLC under Rule 6.3.5 of the Disclosure and Transparency Rules of the UK Financial Conduct Authority, to the extent not already included in the RELX Group 2016 Results Announcement issued on 23 February 2017, is set out below.

 RELX PLC’s Directors’ Responsibility Statement

 Anthony Habgood and Nick Luff, Chairman and Chief Financial Officer respectively, on behalf of the Board of RELX PLC, confirm that to the best of their knowledge:

-      the 2016 consolidated financial statements, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group;

• the parent company financial statements, prepared in accordance with Financial Reporting Standard 101 ‘Reduced Disclosure Framework’ (FRS 101), give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company; and

-      the Directors’ Report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal risks and uncertainties that it faces.

Forward looking statements

The RELX Group Annual Reports and Financial Statements 2016 contain forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those currently being anticipated. The terms “outlook”, “estimate”, “project”, “plan”, “intend”, “expect”, “should be”, “will be”, “believe”, “trends” and similar expressions identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements are referenced in the filings of RELX PLC and RELX NV with the US Securities and Exchange Commission.

- ENDS –

Enquiries

Paul Abrahams (Media)
Tel : +44 20 7166 5724
paul.abrahams@relx.com

Colin Tennant (Investors)
Tel: +44 20 7166 5751
colin.tennant@relx.com

Notes for Editors
About RELX Group
RELX Group is a global provider of information and analytics for professional and business customers across industries. The Group serves customers in more than 180 countries and has offices in about 40 countries. It employs approximately 30,000 people of whom almost half are in North America. RELX PLC is a London listed holding company which owns 52.9% of RELX Group. RELX NV is an Amsterdam listed holding company which owns 47.1% of RELX Group. The shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX and RENX. The total market capitalisation is approximately £30bn/€35bn/$37bn*.

*Note: Current market capitalisation can be found at http://www.relx.com/investorcentre

RELX PLC	RELX NV
1-3 Strand London WC2N 5JR United Kingdom	Radarweg 29 1043 NX Amsterdam The Netherlands